UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24511

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TZ Clear LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8080 North Central Expressway, Suite 1700
(No. and Street)

Dallas	TX	75206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolette Denney	(760) 815-1817	ndenney@tzclear.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US LLP
(Name – if individual, state last, first, and middle name)

66 Hudson Blvd, Suite 2200	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Nicolette Denney</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>TZ Clear LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chief Financial Officer

<u>See Attachment</u>
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA
JURAT CERTIFICATE

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Riverside

Subscribed and sworn to (or affirmed) before me on this 26 day of Febvary, 2025, by Nicolette Denney,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

WITNESS MY HAND AND OFFICIAL SEAL.

ALISON NICOLE ARREGUIN
Notary Public - California
Riverside County
Commission # 2449249
My Comm. Expires Jun 6, 2027

Signature of Notary Public

(Notary Seal)

OPTIONAL INFORMATION

The jurat contained within this document is in accordance with California law. Any affidavit subscribed and sworn to before a notary shall use the preceding wording or substantially similar wording pursuant to Civil Code sections 1189 and 8202. A jurat certificate cannot be affixed to a document sent by mail or otherwise delivered to a notary public, including electronic means, whereby the signer did not personally appear before the notary public, even if the signer is known by the notary public. The seal and signature cannot be affixed to a document without the correct notarial wording. As an additional option an affiant can produce an affidavit on the same document as the notarial certificate wording to eliminate the use of additional documentation.

DESCRIPTION OF ATTACHED DOCUMENT

Annual Report
(Title of document)

Number of Pages / (Including jurat)

Document Date /

(Additional Information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual
- ☐ Corporate Officer
- ☐ Partner
- ☐ Attorney-In-Fact
- ☐ Trustee
- ☐ Other:

MMX V. BAN2 510.409.1334 www.BayAreaNotary.com

TZ Clear LLC

Statement of Financial Conditon
With report of Independent Registered Public Accounting Firm

As of December 31, 2024

TZ Clear LLC
Table of Contents

Contents	Page



Report of Independent Registered Public Accounting Firm

To the Member and Managers of
TZ Clear LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TZ Clear LLC (the Company) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2024.

Milwaukee, Wisconsin
February 26, 2025

TZ Clear LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	9,553,619
Cash segregated in accordance with federal laws and other regulations		3,404,664
Deposits with and receivables from clearing organizations		806,775
Receivable from customers		154,599
Receivable from broker-dealers		234,042
Securities long		20,588
Securities borrowed		377,600
Goodwill		750,000
Prepaid and other assets		26,677
TOTAL ASSETS	$	15,328,564

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Payables to customers	$	3,091,726
Accounts payable and accrued liabilities		608,355
Payable to clearing organizations		120,831
Securities loaned		1,500
TOTAL LIABILITIES		3,822,412
MEMBER'S EQUITY		11,506,152
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	15,328,564

The accompanying notes are an integral part of this financial statement

Notes to Financial Statement
December 31, 2024

1. Organization and Nature of Business

TZ Clear LLC is a wholly-owned subsidiary of TradeZero USA, Inc. ("Parent"), who in turn is a wholly-owned subsidiary of TradeZero Holding Corp. ("Ultimate Parent"). The Company is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC"), is a member of Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's operations consist of sponsoring the eligibility process of stock issuers seeking Depository Trust Company ("DTC") eligibility of their stock issues. In order to conduct this business, the Company is a member of the Depository Trust & Clearing Corp. ("DTCC"), the holding company of the DTC and National Securities Clearing Corporation ("NSCC"). The Company is required to comply with all applicable rules and regulations of the SEC, FINRA, and the DTCC. The Company began clearing operations during 2024. The Company also provides securities locate services to external institutional clients via its membership with DTCC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consist of deposits with established federally insured financial institutions and all money market accounts that are not segregated and deposited for regulatory purposes. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The company has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

Cash Segregated in Accordance with Federal Laws and Other Regulations

Cash - segregated for regulatory purposes consist primarily of a cash deposit in a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Goodwill

Goodwill is tested annually for impairment, as well as when there is any indication that the goodwill may be impaired. For the purpose of impairment testing goodwill is allocated to the business groups for which it was acquired and that are expected to benefit from any synergies of the business combination.

Financial Instruments-Credit Losses

The Company accounts for current estimated credit losses ("CECL") on financial assets and certain off-balance sheet items, including receivables from customers in accordance with ASC 326-20, Financial Instruments - Measurement of Credit Losses on Financial instruments ("ASC 326-20"). ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet items as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts of future events.

The Company evaluated the guidelines of ASC 326-20 and determined that a reserve account for CECL is not necessary for the year ended December 31, 2024. In addition, the Company has concluded that there are no material credit losses expected on financial assets measured at amortized cost at December 31, 2024.

Deposits in and receivables from and payables to Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Receivables from clearing organizations include amounts due from the Depository Trust Company ("DTC") and National Securities Clearing Corporation ("NSCC"). Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of clearing fund requirements for NSCC. DTC's clearing fund requirement is updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables.

Under the DTCC's shareholder's agreement, the Company is required to participate in the DTCC common stock mandatory purchase. As of December 31, 2024, the Company had shares of DTCC common stock valued at $392,789 which is included in the line item "Deposits with and receivables from clearing organizations".

Receivable from and Payable to Broker-Dealers

Receivables include amounts receivable relating to open transactions, non-customer receivables, and amounts related to unsettled securities activities. Payables include amounts payable relating to open transactions, non-customer payables, and amounts related to unsettled securities activities. These balances are reported net by counterparty when the right of offset exists.

Notes to Financial Statement
For the Year Ended December 31, 2024

2. Summary of Significant Accounting Policies (continued)

Securities Owned

Securities owned by the Company are valued using valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820.

Securities Lending Activities

Stock borrowed and stock loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Stock borrowed transactions require the Company to deposit cash or other collateral with the lender. Stock loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of stock loaned.

The carrying value of stock borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because stock borrowed and loaned transactions are substantially collateralized.

For securities financing transactions, the Company's policy is to monitor the fair value of the underlying securities as compared with the amounts of cash advanced or received, and the Company may obtain additional collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions and the allowance for credit losses is not material. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Company's statement of financial condition.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Fair Value Of Financial Instruments

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement. The Company had no level 3 assets as of December 31, 2024.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets				
Money Market Instruments	6,926,058			6,926,058
Equities	20,588	-	-	20,588
Total Securities, at fair value	**$ 6,946,646**	**$ -**	**$ -**	**$ 6,946,646**

As of December 31, 2024, the Company had cash invested in money market funds in the amount of $6,926,058 which is included in Cash and cash equivalents on the accompanying statement of financial condition.

3. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The associated risk of concentration is mitigated by having deposits with credit worthy institutions. At certain times, amounts on deposit exceed federal insurance limits. As of December 31, 2024 the amount held on deposit was $12,575,027 in excess of federal insurance limits.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Notes to Financial Statement
For the Year Ended December 31, 2024

4. Indemnifications (continued)

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On December 31, 2024, the Company had net capital of $9,955,385, which was $9,705,385 in excess of its required net capital of $250,000.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At December 31, 2024, the Company had a customer reserve requirement of $2,427,260 and maintained deposits in special reserve accounts of $2,662,278. The Company made no subsequent withdrawal or deposit.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At December 31, 2024, the Company calculated a deposit requirement of $480,239 and maintained a deposit of $742,387. The Company made no subsequent withdrawal or deposit.

6. Segment Reporting

Effective January 1, 2024, the Company adopted FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASC 280"). ASC 280 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASC 280. In accordance with ASC 280, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASC 280 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASC 280 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of the custody and clearing of securities transactions. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the statement of financial condition as total assets. As a result, the Company is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2.

7. Lines of Credit

As of December 31, 2024, the Company had credit line facilities with available borrowing capacity of $12 million. The credit lines are intended to be a liquidity option to address any short-term need for liquid capital to fund the Company's operations. The credit lines can be drawn on at any time up to a specified amount for each separate line of credit agreement. Interest will accrue at a specified annual rate for any period in which the Company borrows funds. As of December 31, 2024, the Company has no outstanding liability associated with any of its lines of credit.

The Company's line of credit facilities are as follows:

	Committed Secured	Uncommitted Unsecured	Total Facility Size	Interest Rate	Collateral	Committed	Expiration
Facility 1	$ 5,000,000		$ 5,000,000	1.5% plus overnight rate	Secured	Committed	None
Facility 2		$ 5,000,000	$ 5,000,000	2.5% plus overnight rate	Unsecured	Uncommitted	None
Facility 3		$ 2,000,000	$ 2,000,000	0.00%	Unsecured	Uncommitted	None
	$ 5,000,000	$ 7,000,000	$ 12,000,000				

Notes to Financial Statement
For the Year Ended December 31, 2024

8. Related Party Transactions

The Company has an expense sharing agreement with the Parent. The Company has its own employees, and the Parent pays the payroll for the Company out of its bank account. The Company then reimburses the Parent for its payroll expenses. Some of these employees are shared with other affiliated entities and charged back to the Parent. Additionally, the Company accrues its tax liability to the Parent since the Parent files one consolidated tax return which includes the results of the company. At December 31, 2024, all amounts under the expense sharing arrangement had been forgiven and the Company did not have any amount outstanding or owed to the Parent.

The Company has a line of credit of $2 million with the Parent. The line of credit is unsecured and uncommitted. The line of credit has a stated interest rate of 0% and shall be in effect until cancelled by either party.

TradeZero Canada Securities ULC is a Foreign Financial Institution affiliate ("TZCSULC") and has customer accounts that The Company holds for TZCSULC's customers cash and securities on an omnibus basis. The Company, as the clearing broker and custodian, charges a clearing fee to clear trades for TZCSULC. For the year ended December 31, 2024, $64,116 was due and outstanding and included in receivable from customers in the accompanying statement of financial condition. At December 31, 2024, TZCSULC's omnibus accounts had free credit balances of $251,263, which is included in payables to customers in the statement of financial condition.

TradeZero Inc. is a Foreign Financial Institution affiliate ("TZI") and has customer accounts that The Company holds for TZI's customers cash and securities on an omnibus basis. The Company, as the clearing broker and custodian, charges a clearing fee to clear trades for TZI. For the year ended December 31, 2024, $85,963 was due and outstanding and included in receivable from customers in the accompanying statement of financial condition. At December 31, 2024, TZI's omnibus accounts had free credit balances of $2,357,644, which is included in payables to customers in the statement of financial condition.

At December 31, 2024, the Company also held Proprietary Accounts for Broker-Dealers ("PAB") on behalf of its affiliates, TZCSULC and TZI. These amounts were $419,498 and $60,742 respectively. These amounts are included in payables to customers in the statement of financial condition. These amounts have been reserved for in a Special Reserve Account for the Exclusive Benefit for PAB, as required under SEA Rule 15c3-3.

9. Commitments and Contingencies

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

10. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

Notes to Financial Statement
For the Year Ended December 31, 2024

10. Financial Instruments with Off-Balance-Sheet Risk (continued)

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

11. Goodwill

Effective August 4, 2023, TradeZero Holding Corp. ("Ultimate Parent") through TradeZero USA, Inc. ("Parent") completed its acquisition of the Company, increasing its interest from 24.9% to 100.0%, for a total purchase price of $2,548,980. The acquisition was accounted for as a business combination under GAAP by the Ultimate Parent and pushdown accounting was applied by the Company as of August 4, 2023.

The acquisition was accounted for by the Parent in accordance with the acquisition method of accounting pursuant to ASC 805, Business Combinations and pushdown accounting was applied to record the fair value of the assets acquired and liabilities assumed by the Company. Under this method, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Any excess of the amount paid over the estimated fair values of the identifiable net assets acquired will be allocated to goodwill which resulted to a recognition of goodwill amounting to $750,000. The recognition of goodwill that is not deductible for tax purposes was primarily attributable to the new lines of business and services that the Company will achieve from the DTCC membership.

The carrying values of goodwill and other intangible assets with indefinite lives are reviewed at least annually in accordance with FASB ASC 350-20-35-3C for possible impairment and whenever triggering events indicate that the fair value of the reporting unit may be below its carry amount. The Company may first assess qualitative factors in order to determine if goodwill and indefinite-lived intangible assets are impaired. If through the qualitative assessment it is determined that it is more likely than not that goodwill and indefinite-lived assets are not impaired, no further testing is required. If it is determined more likely than not that goodwill and indefinite-lived assets are impaired, or if the Company elects not to first assess qualitative factors, the Company's impairment testing continues with the estimation of the fair value of the reporting unit using a combination of a market approach and an income (discounted cash flow) approach, at the reporting unit level. The estimation of the fair value of reporting unit requires significant management judgment with respect to revenue and expense growth rates, changes in working capital and the selection and use of an appropriate discount rate. The estimates of the fair value of reporting units are based on the best information available as of the date of the assessment. The use of different assumptions would increase or decrease estimated discounted future operating cash flows and could increase or decrease an impairment charge. Company management uses its judgment in assessing whether assets may have become impaired between annual impairment tests. Indicators such as adverse business conditions, economic factors and technological change or competitive activities may signal that an asset has become impaired.

The Company identified its reporting units in conjunction with its annual goodwill impairment testing and determined it has one segment. The Company relies upon a number of factors, judgments and estimates when conducting its impairment testing including, but not limited to, the Company's stock price, operating results, forecasts, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment.

For the year ended December 31, 2024, the Company performed its annual goodwill impairment test on the single segment that contained goodwill in accordance with ASC 350-20-35-3C for goodwill. The goodwill impairment test of the report conducted by management concluded that impairment is not triggered as no events or changes in circumstances indicate that it is more likely than not that the intangible asset is impaired.

12. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2025 and February 26, 2025, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements. The Company received a $2.3 Million capital contribution from the Parent on February 4, 2025.